National Health & Safety Corp.

www.nhlt.com

www.healthvip.com

March 15, 2002

Division of Corporate Finance
Securities and Exchange Commission
Mail Stop 3-9
450 Fifth Street N.W.
Washington, D.C. 20549

Re:      Application for Withdrawal of Form S-2 filed on June 8, 2001, and as amended on October 3, 2001, October 5, 2001, and January 30, 2002

            SEC Commission File Number: 000-24778

            CIK: 901899

            CCC: xw3ons#o

To Whom It May Concern:

National Health & Safety Corporation (the "Company") submits this application for withdrawal of Form S-2 filed on June 8, 2001, and as amended on October 3, 2001, October 5, 2001 and January 30, 2002, under Rule 477 of Regulation C of the Securities Act of 1933.

The Form S-2 has not been made effective as of today, March 8, 2002.  No securities were sold in connection with the offering on this Form S-2 and its amendments.  Our grounds for withdrawing the application are that the Company elected not to pursue this offering.  We understand that our fee for filing the Form S-2 will not be refunded.

Please do not hesitate to contact our attorney for any further questions:

Lee Polson
c/o Strasburger & Price, LLP
600 Congress Avenue, Suite 2600
Austin, Texas 78701

Thank you.

Sincerely yours,

National Health & Safety Corporation

By:       Gary J. Davis
             Gary J. Davis, President

cc:       Lee Polson

Voice:  512.328.0433           3811 Bee Cave Road, Suite 210, Austin, TX 78746                  Fax:  512.328.6846